Prospectus Supplement filed under Rule 424(b)(3)

in connection with Registration No. 333-143507

PROSPECTUS SUPPLEMENT NO. 9 DATED AUGUST 14, 2009

(To Prospectus Dated July 20, 2007)

REDPOINT BIO CORPORATION

This is a supplement (“Prospectus Supplement No. 9”) to our prospectus, dated July 20, 2007 (the “Prospectus”), relating to the offer and sale by certain selling securities holders of an aggregate of up to 55,851,515 shares of our common stock, including 13,772,252 shares issuable upon the exercise of certain warrants.

This Prospectus Supplement No. 9 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended June 30, 2009

On August 13, 2009, we filed with the Securities and Exchange Commission a quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009.  The quarterly report, as filed (but without the exhibits filed with the Form 10-Q), is set forth below.

The information contained in this Prospectus Supplement No. 9 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented.  This Prospectus Supplement No. 9 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented.

The Prospectus, together with Prospectus Supplement No. 1, dated August 14, 2007, Prospectus Supplement No. 2, dated November 14, 2007, Prospectus Supplement No. 3, dated March 14, 2008, Prospectus Supplement No. 4, dated May 12, 2008, the Prospectus Supplement No. 5, dated August 18, 2008, the Prospectus Supplement No. 6, dated November 18, 2008, the Prospectus Supplement No. 7, dated March 27, 2009, the Prospectus Supplement No. 8, dated May 15, 2009 and this Prospectus Supplement No. 9, dated August 14, 2009, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock as set forth in the Prospectus, as amended and supplemented.  All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.  YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THE PROSPECTUS BEFORE PURCHASING ANY OF THE SECURITIES OFFERED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT NO. 9.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 9 is dated August 14, 2009

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009

Or

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number:  000-51708

Redpoint Bio Corporation

(Exact name of Registrant as specified in its charter)

Delaware	22-3393959
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

7 Graphics Drive, Ewing, New Jersey 08628

(Address of principal executive offices) (Zip Code)

(609) 637-9700

(Registrant’s Telephone Number, Including Area Code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

The number of shares of the registrant’s common stock outstanding as of August 12, 2009 was 79,772,621.

REDPOINT BIO CORPORATION

i

PART I. FINANCIAL INFORMATION.

ITEM 1.  FINANCIAL STATEMENTS.

REDPOINT BIO CORPORATION
(A DEVELOPMENT-STAGE ENTERPRISE)

BALANCE SHEETS

(UNAUDITED)

	December 31,	June 30,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$3,130,561	$6,267,681
Marketable securities	11,296,952	3,762,090
Accounts receivable	139,095	—
Prepaid expenses and other current assets	313,456	219,167
Total current assets	14,880,064	10,248,938
Property and equipment, net	1,240,514	961,070
Other assets	321,978	327,335
Total assets	$16,442,556	$11,537,343
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$519,155	$422,512
Accounts payable	877,642	735,636
Accrued expenses	305,580	329,062
Accrued compensation	15,610	417,359
Deferred revenue	371,320	—
Total current liabilities	2,089,307	1,904,569
Long-term debt	1,147,952	966,541
Deferred revenue	278,582	—
Total liabilities	3,515,841	2,871,110
Commitments (Note 9)
Stockholders’ equity:
Preferred stock; 10,000,000 shares authorized, $0.0001 par value, none issued	—	—
Common stock; authorized 150,000,000 shares; $0.0001 par value, issued and outstanding 79,495,870 shares at December 31, 2008 and issued and outstanding 79,495,870 shares at June 30, 2009	7,950	7,950
Additional paid-in-capital	55,371,501	55,754,076
Deficit accumulated during development stage	(42,517,290)	(47,098,416)
Accumulated other comprehensive income	64,554	2,623
Total stockholders’ equity	12,926,715	8,666,233
Total liabilities and stockholders’ equity	$16,442,556	$11,537,343

See accompanying notes to the unaudited financial statements.

REDPOINT BIO CORPORATION
(A DEVELOPMENT-STAGE ENTERPRISE)

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,		August 16, 1995 (Inception) to
	2008	2009	2008	2009	June 30, 2009
Research and grant revenue	$1,031,305	$809,687	$1,939,910	$1,868,428	$12,330,002
Operating expenses:
Research and development	2,172,853	1,485,586	4,158,566	3,407,077	31,844,804
General and administrative	1,587,710	1,366,857	3,219,913	3,026,122	23,228,033
Total operating expenses	3,760,563	2,852,443	7,378,479	6,433,199	55,072,837
Operating loss	(2,729,258)	(2,042,756)	(5,438,569)	(4,564,771)	(42,742,835)
Interest income	147,395	46,531	380,120	102,192	1,620,770
Interest expense	(12,437)	(66,498)	(27,720)	(118,547)	(3,549,440)
Loss before income taxes	(2,594,300)	(2,062,723)	(5,086,169)	(4,581,126)	(44,671,505)
Income tax benefit	—	—	—	—	985,978
Net loss	(2,594,300)	(2,062,723)	(5,086,169)	(4,581,126)	$(43,685,527)
Basic and diluted net loss per common share	$(0.03)	$(0.03)	$(0.06)	$(0.06)
Weighted average of shares outstanding	79,462,299	79,495,870	79,390,799	79,495,870

See accompanying notes to the unaudited financial statements.

REDPOINT BIO CORPORATION

(A DEVELOPMENT-STAGE ENTERPRISE)

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,		August 16, 1995 (Inception) to
	2008	2009	June 30, 2009
Cash flows from operating activities:
Net loss	$(5,086,169)	$(4,581,126)	$(43,685,527)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	323,205	285,296	2,419,132
Amortization of discounts and premiums on marketable securities	(214,995)	1,979	(483,121)
Options, warrants and stock issued for services and dilution provisions	426,641	382,575	3,843,859
Beneficial conversion feature	—	—	1,228,565
Amortization of discount on convertible notes	—	—	899,935
Amortization of deferred financing costs	15,038	8,893	153,667
Debt inducement charge	—	—	361,598
Interest expense on convertible notes	—	—	136,075
Changes in assets and liabilities:
Accounts receivable	(66,836)	139,095	—
Prepaid expenses and other assets	92,120	80,039	(811,473)
Accounts payable	(35,194)	(142,006)	1,036,005
Accrued expenses and accrued compensation	(241,094)	425,231	878,031
Deferred revenue	447,888	(649,902)	—
Net cash used in operating activities	(4,339,396)	(4,049,926)	(34,023,254)
Cash flows from investing activities:
Maturity and sale of marketable securities	14,496,994	10,490,000	43,236,994
Purchases of marketable securities	(9,864,006)	(3,019,048)	(46,513,341)
Purchases of property and equipment	(450,701)	(5,852)	(3,372,132)
Net cash provided by (used in) investing activities	4,182,287	7,465,100	(6,648,479)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	3,614,710
Net proceeds from convertible notes	—	—	5,253,811
Repayment of debt	(249,369)	(278,054)	(2,278,114)
Net proceeds from issuance of preferred stock	—	—	11,883,447
Net proceeds from issuance of common stock and warrants	—	—	28,624,603
Proceeds from exercise of common stock options and warrants	40,782	—	124,078
Common stock reacquired	—	—	(283,121)
Net cash provided by (used in) financing activities	(208,587)	(278,054)	46,939,414
Net increase (decrease) in cash and cash equivalents	(365,696)	3,137,120	6,267,681
Cash and cash equivalents, beginning of period	5,789,997	3,130,561	—
Cash and cash equivalents, end of period	$5,424,301	$6,267,681	$6,267,681
Supplemental cash flow disclosures:
Noncash investing and financing activities:
Property and equipment included in accounts payable	$7,537	$—	$—
Conversion of notes payable and accrued interest to preferred stock	—	—	1,446,395
Conversion of notes payable and accrued interest to common stock	—	—	3,896,001
Conversion of preferred and junior preferred stock to common stock	—	—	16,940,297
Accretion of preferred stock	—	—	3,248,857
Warrants issued in connection with notes payable	—	—	1,258,642
Cash paid for interest	26,001	91,104	591,231

See accompanying notes to the unaudited financial statements.

REDPOINT BIO CORPORATION

(A DEVELOPMENT-STAGE ENTERPRISE)

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

1.                          Description of the Business, Basis of Presentation, and Liquidity

Description

Redpoint Bio Corporation (“Redpoint” or the “Company”) is leveraging recent discoveries in the molecular biology of taste to discover and develop novel taste modulators for the food and beverage industries.  Redpoint’s food and beverage program is focused on identifying novel flavor modifiers that improve the taste of existing ingredients, enabling the development of better-tasting, less costly, and more healthful foods and beverages. The Company’s unique understanding of the biology of taste and its relationship to metabolic processes, satiety, and diabetes impact both the development of healthier foods and, potentially, new approaches to the treatment of diabetes and obesity.  Redpoint’s research in diabetes and obesity stems from the observation that taste signaling in the gastrointestinal tract is involved in important hormone secretion processes enabling the Company to leverage its research on lingual taste modulation to important therapeutic applications.

Basis of Presentation

The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission, referred to herein as the SEC. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included (See Note 2 for discussion of the impact of the Reverse Merger (as defined below)).  Operating results for the three and six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

For further information, refer to the 2008 financial statements and footnotes thereto of Redpoint included in the Company’s financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Liquidity

Our continued research and development efforts have led us to certain advances within our taste technology platform, including our recent announcement concerning the identification of RP44, an all-natural sweetness enhancer, and we are beginning to understand how our technology platform plays a role in treating metabolic disorders such as diabetes and obesity.  However, since December 2007, we have not entered into any new funded corporate collaborations other than an expanded feasibility agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation, in the area of taste science research for pharmaceutical applications.  However, we are currently not pursuing our research program in this area.  Redpoint was also unable to renew its one year research agreement with The Coca-Cola Company and our agreement with Givaudan was terminated on May 1, 2009 (see note 7).  Givaudan cited the fact that certain collaboration objectives had not been achieved during the collaboration as its reasoning for terminating the Agreement.  Furthermore, we recognize the current difficult financing environment that has significantly impacted the biotechnology sector and required the Company to seek ways to conserve cash. Consequently, in February 2009, we announced a restructuring which reduced our workforce by approximately 33%.  In May 2009, we further reduced our workforce to bring our number of employees to 14, and we may need to make further reductions in our expenses.  We are currently not pursuing our research program aimed at suppressing the bitterness of oral medicines. In addition, in November 2008, the Company retained Burrill & Company to advise us on strategic alternatives. We believe that our current capital resources should be sufficient to meet our operating and capital requirements at least through September 2010.

We expect that substantially all of our cash-inflows for the foreseeable future will come from future corporate collaborations, future license agreements and interest earned on marketable securities.  There can be no assurance that we will enter into any future corporate collaborations or future license agreements.  We are subject to those risks associated with any biotechnology company that has substantial expenditures for research and development. There can be no assurance that our research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, we operate in an environment of rapid technological change and we are largely dependent on the services of our employees and consultants. The stock market in general has recently experienced large price and volume fluctuations and the market price of our common stock has experienced significant volatility.  For us to fund our operations and to commercially develop our products, additional equity and/or debt financing will be required. There is no assurance that such financing will be available to us as needed and as a result, we may need to pursue other strategic alternatives.

2.                          Reverse Triangular Merger, Financing and Reincorporation Merger

Completion of Merger

Robcor Properties, Inc., a Florida corporation (“Robcor”), and its newly-formed subsidiary, Robcor Acquisition Corp., a Delaware corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 12, 2007, by and among, Redpoint, formerly a privately-held Delaware corporation, on the one hand, and Robcor, Merger Sub, Robcor LLC, a Kentucky limited liability company and wholly-owned subsidiary of Robcor (“Robcor LLC”) and Halter Financial Investments, L.P., a Texas limited partnership (“Halter”), and Michael Heitz (“Heitz”), as stockholders of Robcor, on the other hand.  Pursuant to the Merger Agreement, Merger Sub, which Robcor had incorporated in the state of Delaware for the purpose of completing the transaction, merged into Redpoint (the “Reverse Merger”) on March 12, 2007 (the “Closing” or the “Closing Date”) with Redpoint continuing as the surviving entity in the Reverse Merger.  As a result of the Reverse Merger, Redpoint became a wholly-owned subsidiary of Robcor.  In connection with the Reverse Merger, each share of capital stock of Redpoint was converted into 2.7820 shares of common stock of Robcor and all of Redpoint’s convertible promissory notes were converted into shares of common stock of Robcor.

Redpoint was deemed to have been the accounting acquirer in the Reverse Merger.  Accordingly, the financial statements of the Company presented reflect the historical results of Redpoint prior to the Reverse Merger, and of the combined entities following the Reverse Merger, and do not include the historical financial results of Robcor prior to the consummation of the Reverse Merger.  In connection with the Reverse Merger, Redpoint issued 1,391,000 shares of common stock to Robcor shareholders which have been treated as issuance costs in connection with Private Placement.

Private Placement

Concurrently with the completion of the Reverse Merger, Robcor received $17.2 million in net proceeds from the initial closing of a private placement of approximately 24.7 million shares of common stock at a price of $0.81 per share, and warrants to purchase approximately 6.2 million shares of Robcor common stock at an exercise price of $1.35 per share (the “Private Placement”).  The initial closing of the Private Placement occurred on March 12, 2007, concurrently with the completion of the Reverse Merger.

In connection with the Private Placement, Redpoint engaged two placement agents which were issued five-year warrants to buy approximately 2.0 million shares of Robcor common stock equal to 10% of the number of shares of common stock sold in the Private Placement at an exercise price of $0.97 per share; provided, however, no warrants were issued to the placement agents with respect to shares and warrants sold to existing Redpoint stockholders.

On April 6, 2007, Robcor sold an additional 16.1 million shares of common stock and warrants to purchase 4.0 million shares of common stock which resulted in net proceeds of approximately $11.4 million.  In connection with the April closing, warrants to purchase an additional 1.6 million shares of common stock were issued to the placement agents.

Reincorporation Merger

On June 15, 2007, Robcor was merged with and into Redpoint, its wholly-owned subsidiary, with Redpoint being the surviving corporation pursuant to the Agreement and Plan of Merger dated May 3, 2007.  As a result of the merger, the Company’s state of incorporation changed from Florida to Delaware.

In connection with the reincorporation merger, the authorized number of shares of common stock was decreased from 1,000,000,000 shares of common stock, no par value per share, to 150,000,000 shares of common stock, $0.0001 par value per share, and the authorized number of shares of preferred stock was decreased from 20,000,000 shares of preferred stock, no par value per share, to 10,000,000 shares of preferred stock, $0.0001 par value per share.  The Company’s share data and capital stock have been retrospectively adjusted for all periods presented to reflect the reincorporation merger.

In addition, the maximum number of shares of common stock reserved for issuance under the Company’s 2007 Omnibus Equity Compensation Plan was increased from 13,511,562 to 17,644,267 shares.

3.                          Summary of Significant Accounting Policies

(a)         Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.  Illiquid credit markets, volatile equity, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions.  As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.  Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in those future periods.

(b)         Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents.  As of June 30, 2009, cash and cash equivalents include amounts invested in money markets.

(c)          Marketable Securities

Marketable securities include investments in debt securities having original maturities of greater than three months. These marketable securities are treated for financial reporting purposes as available-for-sale and as such are reported at their fair market values. Unrealized gains and losses have been recorded as a separate component of stockholders’ equity. All realized gains and losses are recorded in the results of operations.  The Company’s marketable securities are reported at fair value on the balance sheet based on quoted prices in active markets for identical assets.

(d)         Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and marketable securities. The Company has established guidelines relating to diversification and maturities that allows the Company to manage risk.

(e)          Revenue Recognition

Revenue from corporate collaborations and licensing agreements consists of up-front fees, research and development funding, and milestone payments.

License Fees and Multiple Element Arrangements

Non-refundable upfront fees are recognized as revenue when (i) we have a contractual right to receive such payment, (ii) the contract price is fixed or determinable, (iii) the collection of the resulting receivable is reasonably assured, and (iv) we have no further performance obligations under the license agreement.

Multiple element arrangements are analyzed to determine whether the deliverables, which often include license and performance obligations, such as research and development services, can be separated or whether they must be accounted for as a single unit of accounting in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. However, if the elements are considered to either (i) not have stand-alone value, or (ii) have standalone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and all of the payments recognized as revenue over the estimated period of when the performance obligations are performed.  Whenever we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. Significant management judgment is required in determining the period over which we are expected to complete our performance obligations under an arrangement.

Substantive Milestone Payments

Our collaboration agreements may also contain substantive milestone payments that are recognized upon achievement of the milestone only if all of the following conditions are met:

•                  the milestone payments are non-refundable;

•                  achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

•                  substantive effort is involved in achieving the milestone;

•                  a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment; and

•                  the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone.

Determination as to whether a payment meets the aforementioned conditions involves management’s judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and be recognized as revenue as such performance obligations are performed.

Reimbursement of Research and Development Costs

Reimbursement of research and development costs is recognized as revenue, provided the provisions of EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, are met, the amounts are fixed and determinable, and collection of the related receivable is reasonably assured.

(f)            Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. The Company uses a life of four to five years for laboratory equipment, three to seven years for office equipment and furniture, and the lesser of the useful life or the remaining life of the underlying facility lease for leasehold improvements. Expenditures for repairs and maintenance are charged to expense as incurred, while major renewals and betterments are capitalized. Upon disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the Statements of Operations.

(g)         Research and Development

Research and development costs, including those incurred in relation to the Company’s collaborative agreements, are charged to expense as incurred. These expenses include internal research and development as well as amounts paid to third parties to conduct research on the Company’s behalf. Costs incurred in obtaining technology licenses are charged immediately to research and development expense if the technology licensed has not reached technological feasibility and has no alternative future uses.

(h)         Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.  The Company has not recorded any impairment charges pursuant to SFAS No. 144.

(i)            Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)            Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R) using the prospective method of adoption. Under SFAS 123R, the Company recognizes compensation cost for awards to employees and nonemployee board members based on the grant-date fair value of stock-based awards over the period during which an award holder is required to provide service in exchange for the award. No compensation cost is recognized for awards for which the award holder does not render the requisite service.

The fair value of stock options is determined using the Black Scholes option-pricing model and is recognized as expense over the requisite service period using the straight-line method.

To satisfy the exercise of options, the Company plans to issue new shares rather than purchase shares on the open market.

(k)         Net Loss per Common Share

Basic net loss per common share is computed in accordance with SFAS No. 128, Earnings per Share, by dividing the net loss allocable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per common share is computed by dividing net loss allocable to common stockholders by the sum of the weighted-average number of common shares outstanding for the period and the number of additional shares that would have been outstanding if dilutive potential common shares had been issued.  Stock options and warrants to purchase an aggregate of 24,013,373 and 24,787,307, common shares were excluded from our computation of diluted net loss per common share for the three and six months ended June 30, 2009 and 2008, respectively.  In all periods presented, our diluted net loss per common share is equal to basic net loss per common share because giving effect in the computation of diluted net loss per common share to the exercise of outstanding options and warrants would have been antidilutive.

(l)            Fair Value of Financial Instruments

The fair value of our financial instruments is the amount for which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2008 and June 30, 2009, the carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, and accrued compensation equaled or approximated their respective fair values because of the short duration of these instruments. In addition, we believe the carrying value of our debt instruments, which do not have readily ascertainable market values, approximate their fair values, given that the interest rates on outstanding borrowings approximate market rates.

(m)      Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures on fair value measurements.  We adopted SFAS No. 157 on January 1, 2008, as required for our financial assets and financial liabilities.  However, the FASB deferred the effective date of SFAS No. 157 for one year as it relates to fair value measurement requirements for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis.  We adopted these remaining provisions of SFAS No. 157 on January 1, 2009.  The adoption of SFAS No. 157 did not have a material impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”).  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  In particular, SFAS No. 165 establishes that companies must evaluate subsequent events through the date the financial statements are issued, the circumstances under which a subsequent event should be recognized, and the circumstances for which a subsequent event should be disclosed. It also requires companies to disclose the date through which subsequent events are evaluated.  The adoption of SFAS No. 165 did not have a material impact on our interim financial statements.  We evaluated subsequent events through August 13, 2009.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”). SFAS No. 168 will be effective for the Company beginning July 1,

2009.  The Financial Accounting Standards Board Accounting Standards Codification (the “Codification”) will officially become the single source of authoritative nongovernmental GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. After that date, only one level of authoritative GAAP will exist. All other accounting literature will be considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant SEC guidance organized using the same topical structure in separate sections within the Codification. This will have an impact on the disclosures included in our financial statements.

(n)         Comprehensive Loss

We apply SFAS No. 130, Reporting Comprehensive Income.  This statement requires the classification of items of other comprehensive income (loss) by their nature and disclosure of the accumulated balance of other comprehensive income (loss) separately from accumulated deficit and additional paid-in capital in the stockholders’ equity section of our balance sheet.  Other comprehensive income (loss) consisted of unrealized gains and losses on marketable securities for the three and six months ended June 30, 2009.  For the three and six months ended June 30, 2008 and 2009, comprehensive loss was:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009
Net Loss	$(2,594,300)	$(2,062,723)	$(5,086,169)	$(4,581,126)
Other comprehensive income (loss)	(87,143)	(16,574)	(21,867)	(61,931)
Comprehensive income (loss)	$(2,681,443)	$(2,079,297)	$(5,108,036)	$(4,643,057)

4.                          Debt — Master Security Agreements

In February 2005, the Company entered into a Master Security Agreement with a finance company that provided for borrowings up to $3,200,000, subject to certain conditions, through December 2005. During 2005, the Company borrowed $2,001,810 under the Master Security Agreement in order to finance the purchase of laboratory and office equipment. Amounts borrowed are evidenced with promissory notes and are repayable in equal monthly payments, over 36 to 48 months, and are collateralized by the purchased equipment. The notes bear interest at rates varying between 9.4% and 10.4%.  As of December 31, 2008 and June 30, 2009, $187,577 and $70,311, respectively, was outstanding under the Master Security Agreement.

In connection with the borrowings under the Master Security Agreement, the Company issued the finance company warrants to purchase 53,039 shares of the Company’s common stock at an exercise price of $0.75 per share. The estimated fair value of the warrants of $30,074, determined using the Black-Scholes option-pricing model, was accounted for as deferred financing costs and is being amortized to interest expense over the remaining term of the notes.

In September 2008, the Company entered into a Loan and Security Agreement with another finance company that provided for borrowings of up to $2,000,000 to be used for the purchase of certain equipment and for working capital purposes.  During 2008, the Company borrowed $1,556,357 under the Loan and Security Agreement.  As of December 31, 2008 and June 30, 2009, $1,479,530 and $1,318,742, respectively, was outstanding under the Loan and Security Agreement. Amounts borrowed are evidenced with a promissory note, are repayable in equal monthly payments over 48 months, and are collateralized by the purchased equipment.  The note bears interest of 12.1%.  The Loan and Security Agreement contains certain provisions, including a material adverse change clause (as defined in the Loan and Security Agreement) which restricts the Company’s ability to borrow additional money and also enables the finance company to request full repayment of the loan if such a change has occurred.  As of June 30, 2009, the Company was in compliance with these provisions.

The scheduled maturities of long-term debt outstanding at June 30, 2009 are as follows:

2009	241,100
2010	374,111
2011	422,100
2012	351,742
1,389,053
Less current portion	(422,512)
$966,541

Interest expense on notes payable for the three months ended June 30, 2008 and 2009 was $10,557 and $43,224, respectively.  Interest expense on notes payable for the six months ended June 30, 2008 and 2009 was $23,960 and $90,574, respectively.

5.                          Marketable Securities

The following is a summary of available-for-sale securities:

		Gross Unrealized
As of December 31, 2008	Amortized Cost	Gains	Losses	Fair Value
Corporate commercial paper	$4,125,301	$24,185	$—	$4,149,486
Government-sponsored enterprise debt	6,597,497	40,440	—	6,637,937
United States treasury notes	509,600	—	(71)	509,529

Total	$11,232,398	$64,625	$(71)	$11,296,952

		Gross Unrealized
As of June 30, 2009	Amortized Cost	Gains	Losses	Fair Value
Corporate debt securities	$749,058	$807	$—	$749,865
Government-sponsored enterprise debt	3,010,409	1,816	—	3,012,225

Total	$3,759,467	$2,623	$—	$3,762,090

As of June 30, 2009, all available-for-sale securities mature within one year. During the three and six months ended June 30, 2008, amortization of discounts and premiums related to marketable securities resulted in income of $102,382 and $214,995, respectively.  During the three and six months ended June 30, 2009, amortization of discounts and premiums related to marketable securities resulted in expense of $19,081 and $1,979, respectively.

6.                          Stockholders’ Equity

(a)         Common Stock

The Company was party to a number of agreements that provided for dilution protection to certain investors.  In connection with the Reverse Merger and closing of the Private Placement, the Company issued approximately 2.0 million shares of common stock to a founder and shareholder of the Company as a result of such anti-dilution protection.  During 2007, the Company recorded a charge of $1.6 million to research and development expenses related to the issuance of such shares of common stock, which represents the fair value of these shares.  As of June 30, 2009, none of the Company’s existing agreements contain dilution protection provisions.

(b)         Warrants

As of June 30, 2009, the Company had the following warrants to purchase Common Stock outstanding:

Number of shares	Exercise price	Expiration

53,039	$0.75	February-December 2012

6,182,287	$1.35	March 2010

4,015,059	$1.35	April 2010

3,574,906	$0.97	April 2012

(c)          Stock Option Plans

In November 2003, the Company adopted the 2003 Stock Incentive Plan, as amended (the “2003 Plan”), that authorized the Company to grant up to 6,523,790 shares of Common Stock to eligible employees, directors, and consultants to the Company in the form of restricted stock and stock options. The amount and terms of grants were determined by the board of directors. The term of the options could have been up to 10 years, and options were exercisable in cash or as otherwise determined by the board of directors. Generally, options vested 25% upon the first anniversary of the date of grant and ratably each month thereafter through the fourth anniversary of the date of grant.

On March 12, 2007, the Company adopted the Redpoint Bio Corporation 2007 Omnibus Equity Compensation Plan (“2007 Plan”), which provided for the issuance of up to 13,511,562 shares of common stock, subject to adjustment in certain circumstances. In connection with the adoption of the 2007 Plan, the 2003 Plan merged with and into the 2007 Plan and no additional grants were to be made thereafter under the 2003 Plan.  Outstanding grants under the 2003 Plan continued in effect in accordance with their terms as in effect before March 12, 2007 and the shares with respect to outstanding grants under the 2003 Plan have been or will be issued or transferred under the 2007 Plan.  The 2007 Plan is now the Company’s only plan in effect.

On April 20, 2007, the Company approved an amendment to the 2007 Plan, which increased the maximum number of shares of common stock reserved for issuance under the 2007 Plan by an additional 4,132,705 shares from 13,511,562 to 17,644,267 shares of common stock.

The following is a summary of stock option activity under the Plan during the six months ended June 30, 2009:

			Weighted-
		Weighted-	average
	Number of	average	contractual	Intrinsic
	shares	exercise price	term	Value
Outstanding at December 31, 2008	11,022,016	$0.52
Granted	1,055,000	0.07
Exercised	—	—
Forfeited/Cancelled	(1,888,934)	0.53
Outstanding at June 30, 2009	10,188,082	$0.47	6.29	$50,312

During the six months ended June 30, 2009, the Company granted options to employees to purchase an aggregate of 930,000 shares of common stock and options to directors to purchase an aggregate of 125,000 shares of common stock.

All options granted to date have exercise prices equal to the fair value of the underlying common stock on the date of grant. Prior to the effectiveness of the registration statement on Form S-1, which occurred on July 20, 2007, all options were granted with an exercise price equal to the estimated fair value of the underlying common stock as determined by the board of directors. Subsequent to that date, all options have been granted with an exercise price equal to the most recent trading price of the Company’s common stock on the date of grant. As of June 30, 2009, there were 6,732,190 shares of common stock available for grant under the 2007 Plan.

The per-share weighted average fair value of options granted during the six months ended June 30, 2008 and 2009 was estimated at $0.42 and $0.04, respectively, on the date of grant using the Black-Scholes option-pricing model.

The Company recognized $231,492 and $154,641 of compensation expense pursuant to SFAS 123R for the three months ended June 30, 2008 and 2009, respectively.  The Company recognized $426,641 and $382,575 of compensation expense pursuant to SFAS 123R for the six months ended June 30, 2008 and 2009, respectively. As of June 30, 2009, there was approximately $1.1 million of unrecognized compensation expense related to unvested stock options granted to employees and directors, which is expected to be recognized over a weighted average period of 1.9 years.

(d)         Registration Rights

On June 5, 2007, the Company filed a “resale” registration statement with the SEC covering all shares of common stock issued in the Private Placement and in connection with the Reverse Merger, including shares of common stock into which certain warrants are exercisable.  Such registration statement was declared effective on July 20, 2007.  The Company will use its best efforts to maintain its effectiveness until such time as all securities registered under the registration statement have been sold or are otherwise able to be sold under Rule 144 of the Securities Act without regard to volume limitations, whichever is earlier.

7.                          Research and Development Collaboration

Givaudan.     In March 2007, the Company entered into a Joint Research and Development and License Agreement (the “Givaudan Agreement”) with Givaudan Schweiz AG, a Swiss company (“Givaudan”) for the development and commercialization of compounds that enhance sweetness or savory sensation, as well as compounds that block or desensitize bitter taste for use in the food and beverage industry.  In consideration of the Company’s agreement to conduct research and develop compounds and grant exclusive licenses and other rights to Givaudan, Redpoint received an upfront payment of $1,300,000 and Givaudan provided research funding to the Company over the term of the Agreement.  Givaudan terminated the Agreement, effective as of May 1, 2009, and Givaudan reserved its rights under the Agreement with respect to certain collaboration compounds.  The upfront payment of $1,300,000 was being recognized as revenue on a straight-line basis over the initial term of the Givaudan Agreement.  As of May 1, 2009, the remaining unamortized portion of the upfront payment was approximately $557,000 and, as a result of the termination, was

recognized as revenue upon termination of the Agreement.   During the three months ended June 30, 2008 and 2009, the Company recognized approximately $93,000 and $557,000, respectively, of revenue attributable to the amortization of the upfront fee and approximately $614,000 and $253,000 of revenue from research funding, respectively.  During the six months ended June 30, 2008 and 2009, the Company recognized approximately $186,000 and $650,000, respectively, of revenue attributable to the amortization of the upfront fee and approximately $1,228,000 and $1,065,000 of revenue from research funding, respectively.

Coca-Cola.     In December 2007, the Company entered into a research agreement (the “Coca-Cola Agreement”) with The Coca-Cola Company for the development of certain technology for use in soft drinks and non-alcoholic beverages. The initial term of the Coca-Cola Agreement was for 12 months, subject to extension upon mutual agreement of the parties.  The agreement expired by its terms in December of 2008.  Pursuant to the Coca-Cola Agreement, during the three and six months ended June 30, 2008, the Company recognized approximately $268,000 and $470,000 of revenue from research funding.

8. Restructuring

During the six months ended June 30, 2009, the Company announced two restructurings which reduced its workforce by approximately 60% bringing the current number of employees to 14.  In connection with the restructurings, the Company incurred severance costs of $531,418 which are included in general and administrative expenses on the accompanying statements of operations for the six months ended June 30, 2009. The Company had the following accrual related to severance which is included in accrued compensation on the accompanying balance sheet as of June 30, 2009:

	December 31, 2008	2009 Expense	2009 Payments	June 30, 2009
Severance and benefits	$—	$531,418	$(306,733)	$224,685
	$—	$531,418	$(306,733)	$224,685

9. Commitments

Leases

Future minimum lease payments as of June 30, 2009 are as follows:

Year Ending December 31,	Amount
2009	$444,000
2010	833,000
2011	840,000
2012	846,000
2013	852,000
Thereafter	2,897,000
$6,712,000

In October 2006, the Company paid a $250,000 deposit for its new facility which has been recorded in other assets on the accompanying balance sheet.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

The Securities and Exchange Commission, referred to herein as the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  Certain statements that we may make from time to time, including, without limitation, statements contained in this Quarterly Report on Form 10-Q, referred to herein as the Quarterly Report, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements may be made directly in this Quarterly Report, and they may also be made a part of this Quarterly Report by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements.  All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties include, among other things:

•                  our ability to enter into and maintain food, ingredient and pharmaceutical and biotechnology collaborations;

•                  our need for additional capital to fund the current level of our research and development programs, our inability to further identify, develop and achieve commercial success for new products and technologies;

•                  our ability to protect our proprietary technologies, including our newly discovered sweetener enhancers;

•                  the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials;

•                  challenges that we may face relating to the introduction of compounds that we may discover as food ingredients;

•                  patent-infringement claims;

•                  the risk that clinical trials may not result in marketable products;

•                  the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates;

•                  the levels and timing of payments under future collaborative agreement;

•                  uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all;

•                  the development of competing diagnostic and therapeutic products;

•                  risks of new, changing and competitive technologies and regulations in the United States and internationally; and

•                  other factors discussed under the heading Item 1A “Risk Factors” in this Quarterly Report.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Quarterly Report or in any document incorporated by reference might not occur.  You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Quarterly Report or the date of the document incorporated by reference in this Quarterly Report.  We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.  All subsequent forward-looking statements attributable to Redpoint, or to any person authorized to act on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Overview

Redpoint Bio is a development stage biotechnology company leveraging recent discoveries in the molecular biology of taste to discover and develop novel taste modulators for the food and beverage industries. Our food and beverage program is focused on identifying novel flavor modifiers that improve the taste of existing ingredients, enabling the development of better-tasting, less costly, and more healthful foods and beverages. We believe that our unique understanding of the biology of taste and its relationship to metabolic processes, satiety, and diabetes impact both the development of healthier foods and, potentially, new approaches to the treatment of diabetes and obesity. Our research in diabetes and obesity stems from the observation that taste signaling in the gastrointestinal tract is involved in important hormone secretion processes enabling us to leverage our research on lingual taste modulation to important therapeutic applications.

Since its inception in 1995, Redpoint has incurred losses and negative cash flows from operations, and such losses have continued subsequent to June 30, 2009. As of June 30, 2009, Redpoint had an accumulated deficit of $47.1 million and anticipates incurring additional losses for the foreseeable future. We expect to spend significant resources over the next several years to enhance our technologies and to fund research and development of our pipeline of potential products.  We have not yet developed any products that are commercially available.

Through June 30, 2009, our revenue has come solely from corporate collaborations, license agreements, and government grants. In order to achieve profitability, we must continue to develop products and technologies that can be commercialized by us or through existing and future collaborations.

On March 12, 2007, we completed the first closing of our private placement of shares of common stock and warrants to purchase shares of common stock raising approximately $17.2 million of net proceeds. On April 6, 2007, we completed the final closing of the private placement raising an additional $11.4 million of net proceeds, bringing the total private placement net proceeds to $28.6 million.

In March 2007, we entered into a Joint Research and Development and License Agreement with Givaudan Schweiz AG for the development and commercialization of compounds that enhance sweetness or savory sensation, as well as compounds that block or desensitize bitter taste for use in the food and beverage industry.  Under the terms of the agreement, Redpoint and Givaudan were collaborating exclusively with each other to discover and develop compounds that act primarily through the modulation of the TRPm5 channel. In consideration of the Company’s agreement to conduct research and develop compounds and grant exclusive licenses and other rights to Givaudan, Redpoint received an upfront payment of $1.3 million and Givaudan provided research funding to the Company over the term of the Agreement.  Givaudan terminated the Agreement, effective as of May 1, 2009, and Givaudan reserved its rights under the Agreement with respect to certain collaboration compounds. Givaudan cited the fact that certain collaboration objectives had not been achieved during the collaboration as its reasoning for terminating the Agreement. Through June 30, 2009, including the upfront fee, we received $6.9 million in research and development funding.

In December 2007, we entered into a one year research agreement with The Coca-Cola Company, referred to herein as Coca-Cola, for the development of certain technology for use in soft drinks and other non-alcoholic beverages. In consideration of our agreement to conduct research for the development of certain technology and grant exclusive licenses and other rights, Coca-Cola paid us approximately $0.9 million. The agreement expired by its terms in December of 2008.

Our continued research and development efforts have led us to certain advances within our taste technology platform, including our recent announcement concerning the identification of RP44, an all-natural sweetness enhancer, we are also beginning to understand how our technology platform plays a role in treating metabolic disorders such as diabetes and obesity.  However, since December 2007, we have not entered into any new funded corporate collaborations other than an expanded feasibility agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation, in the area of taste science research for pharmaceutical applications.  However, we are currently not pursuing our research program in this area. Redpoint was also unable to renew its one year research agreement with Coca-Cola and our agreement with Givaudan ended on May 1, 2009.  Furthermore, we recognize the current difficult financing environment that has significantly impacted the biotechnology sector and required the Company to seek ways to conserve cash. Consequently, in February 2009, we announced a restructuring which reduced our workforce by approximately 33%.  In May 2009, we further reduced our work force to bring our number of employees to 14 and we may need to make further reductions in our expenses. We are currently not pursuing our research program aimed at suppressing the bitterness of oral medicines. In addition, in November 2008, the Company retained Burrill & Company to advise us on strategic alternatives.

In June 2009, we announced that we had identified an all-natural sweetness enhancer, RP44. Taste tests conducted by an independent research laboratory demonstrate that RP44 enables the reduction of up to 25% of the caloric sweeteners in product prototypes, while maintaining the taste quality of the fully sweetened product. As a result, RP44 has the potential to reduce overall ingredient costs for manufacturers while creating a healthier product for consumers due to lower calorie content.  RP44 has demonstrated enhancement results with several common sweeteners including sucrose (sugar), fructose and high-fructose corn syrup.

As a result of these studies, we initiated development activities for RP44. We intend to develop RP44 through the GRAS (Generally Recognized as Safe) determination/notification process. The GRAS process involves extensive testing to ensure safety in use and usually requires 12-18 months to complete. RP44 is intended to be used in relatively small quantities in concert with nutritive sweeteners. It acts by amplifying the sweetness intensity thereby reducing the amount of nutritive sweetener required, while retaining the desirable temporal characteristics and “clean sweet taste” associated with sugar. We have filed patent applications relating to RP44.

Our initial programs focused on modulation of the TRPm5 ion channel, a key signaling element in taste sensation, in order to discover novel compounds that modulate the taste of food, beverage, and pharmaceutical products. We also believe that the TRPm5 ion channel may be an attractive target for the identification and development of a new diabetes or obesity therapeutic compound. A growing body of scientific research suggests that the taste pathways that we have been investigating are also found as part of a nutrient-sensing system located in the gastrointestinal tract. This could lead to potential opportunities for the discovery of new diabetes or obesity therapeutics. We have recently initiated a program designed to leverage the research we have already conducted on taste modulators to further explore this opportunity.

Revenue

To date, our revenue has come solely from corporate collaborations, licensing agreements and government grants. Since our inception, we have undertaken research projects for which we were the recipient of several Small Business Innovative Research, or SBIR, Awards. The SBIR Awards were sponsored by the National Institutes of Health. The last SBIR related research project was completed in 2004.

To leverage our technology, in March 2007, we entered into the Givaudan Agreement where we were collaborating exclusively with each other to discover and develop Enhancer Compounds and Bitter Blocker Compounds that act primarily through the modulation of the TRPm5 channel.  The agreement with Givaudan was terminated by Givaudan on May 1, 2009.  Also, in December 2007, we entered into a one year research agreement with Coca-Cola for the development of certain technology for use in soft drinks and other non-alcoholic beverages. The agreement with Coca-Cola expired by its terms in December 2008.  In November 2008, we announced that we had signed a feasibility agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation, in the area of taste science research for pharmaceutical applications. However, as a result of our restructurings, we are currently not pursuing our research program in this area.

We may also partner with other major ingredient suppliers, or food and beverage companies, to develop and commercialize taste enhancers that act through a variety of other newly discovered mechanisms of taste sensation in exchange for technology access fees, research funding, product development milestones, and product royalties. We are also seeking collaborations with major pharmaceutical companies for the further development and optimization of our compounds for therapeutic applications in diabetes and obesity.

Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

Research and Development

Our research and development expenses consist primarily of internal costs associated with our taste modulator and diabetes/obesity research programs as well as amounts paid to third parties to conduct research on our behalf. Our internal research and development costs are comprised of salaries and related benefits, facilities and depreciation on laboratory equipment, compound acquisition costs and research supplies. We charge research and development costs to operations as incurred.

General and Administrative

Our general and administrative expenses consist primarily of salaries and related benefit expenses for business development, financial, legal and other administrative functions. In addition, we incur external costs for professional fees for legal, patent and accounting services.

Results of Operations

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Research and Grant Revenue.  For the three months ended June 30, 2009, we recorded revenue of $0.8 million related to our Givaudan Agreement, which began on March 27, 2007, for the development and commercialization of compounds that enhance sweetness or savory sensation as well as compounds that block or desensitize bitter taste for use in the food and beverage industry.

The revenues from Givaudan include $0.6 million attributable to the upfront fee which was originally being recognized as revenue over the initial 3.5 year term of the agreement and $0.2 million of research funding. Givaudan terminated the Agreement, effective as of May 1, 2009.  As of May 1, 2009, the remaining unamortized portion of the upfront payment was approximately $0.6 million and was recognized as revenue upon termination. For the three months ended June 30, 2008, we recorded revenue of $1.0 million, which included $0.7 million related to our Givaudan Agreement, including $0.1 million attributable to the upfront fee and $0.6 million of research funding. The remaining $0.3 million of revenue related to our Coca-Cola Agreement, which began on December 13, 2007 for the development of certain technology for use in soft drinks and non-alcoholic beverages and which expired by its terms in December 2008. As of June 30, 2009, the Company does not have any current sources of revenue.

Research and Development Expenses.  Our research and development expenses were $1.5 million for the three months ended June 30, 2009 compared to $2.2 million for the three months ended June 30, 2008.  The decrease in expenses was primarily attributable to reductions in workforce as a result of the corporate restructurings the Company undertook in February and May of 2009.  As a result of the restructurings, we are currently not pursuing our research program aimed at suppressing the bitterness of oral medicines. Our research and development expenses consist primarily of internal costs associated with our taste modulator and diabetes research programs as well as amounts paid to third parties to conduct research on our behalf.  Our internal research and development costs are comprised of salaries and related benefits, facilities and depreciation on laboratory equipment, compound acquisition costs and research supplies.

General and Administrative Expenses.  Our general and administrative expenses were $1.4 million for the three months ended June 30, 2009 compared to $1.6 million for the three months ended June 30, 2008.  During the three months ended June 30, 2009, we recognized costs associated with our restructuring of approximately $0.2 million which was offset by reduced expenditures associated with investor relations and other professional fees.

Interest Income.  Interest income was less than $0.1 million for the three months ended June 30, 2009 compared to $0.1 million during the three months ended June 30, 2008. The decrease was the result of decreasing cash and investment balances.

Interest Expense.  Interest expense was less than $0.1 million for the three months ended June 30, 2009 and June 30, 2008. In September 2008, we entered into a Loan and Security Agreement in which we are authorized to borrow up to $2.0 million for the purchase of certain equipment, a portion of the proceeds which may be used for general corporate working capital purposes. As of June 30, 2009, we have borrowed approximately $1.6 million pursuant to the Loan and Security Agreement.

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Research and Grant Revenue.  For the six months ended June 30, 2009, we recorded revenue of $1.9 million, which included $1.7 million related to our Givaudan Agreement, which began on March 27, 2007 for the development and commercialization of compounds that enhance sweetness or savory sensation as well as compounds that block or desensitize bitter taste for use in the food and beverage industry.  The revenues from Givaudan include $0.7 million attributable to the upfront fee which was originally being recognized as revenue over the initial 3.5 year term of the agreement and $1.0 million of research funding.  Givaudan terminated the Givaudan Agreement, effective as of May 1, 2009.  As of May 1, 2009, the remaining unamortized portion of the upfront payment was approximately $0.6 million and was recognized as revenue upon termination. The remaining $0.2 million of revenue was from other agreements including a feasibility research program we conducted with Schering-Plough Corporation in the area of taste science research for pharmaceutical applications.  During the six months ended June 30, 2008, we recorded revenue of $1.9 million, which included $1.4 million related to our Givaudan Agreement including $0.2 million attributable to the upfront fee which was being recognized as revenue over the initial 3.5 year term of the agreement and $1.2 million of research funding.  The remaining $0.5 million of revenue was primarily related to our Coca-Cola Agreement, which began on December 13, 2007, for the development of certain technology for use in non-alcoholic beverages which expired by its terms in December 2008.

Research and Development Expenses.  Our research and development expenses were $3.4 million for the six months ended June 30, 2009 compared to $4.2 million for the six months ended June 30, 2008.  The decrease in expenses was primarily attributable to reductions in workforce as a result of the corporate restructurings the Company undertook in February and May of 2009.  As a result of the restructurings, we are currently not pursuing our research program aimed at suppressing the bitterness of oral medicines. Our research and development expenses consist primarily of internal costs associated with our taste modulator and diabetes research programs as well as amounts paid to third parties to conduct research on our behalf.  Our internal research and development costs are comprised of salaries and related benefits, facilities, and depreciation of laboratory equipment, compound acquisition costs and research supplies.

General and Administrative Expenses.  Our general and administrative expenses were $3.0 million for the six months ended June 30, 2009 compared to $3.2 million for the six months ended June 30, 2008. During the six months ended June 30, 2009, we recognized costs associated with our restructuring of approximately $0.5 million which was offset by reduced expenditures associated with patent, investor relations and other professional fees.

Interest Income.  Interest income was $0.1 million for the six months ended June 30, 2009 compared to $0.4 million during the six months ended June 30, 2008. The decrease was primarily the result of decreasing cash and investment balances.

Interest Expense.  Interest expense was $0.1 for the six months ended June 30, 2009 and was less than $0.1 million for the six months ended June 30, 2008.

Liquidity and Capital Resources

At June 30, 2009, we had cash, cash equivalents and marketable securities of approximately $10.0 million and working capital of approximately $8.3 million. Since inception, we have used $34.0 million of cash to fund our operating activities and $3.4 million for capital expenditures. Through June 30, 2009, we have funded substantially all of our operations and capital expenditures through private placements of equity and convertible debt securities totaling $45.8 million, cash received from corporate collaborations totaling $10.4 million, government grants totaling $1.8 million, and capital equipment financing totaling $3.6 million.

In September 2008, we entered into a Loan and Security Agreement in which we are authorized to borrow up to $2.0 million for the purchase of certain equipment, a portion of the proceeds which may be used for general corporate working capital purposes. As of June 30, 2009, we have borrowed approximately $1.6 million pursuant to the Loan and Security Agreement, of which approximately $1.0 million was for equipment previously purchased and approximately $0.6 million was for general working capital.

On March 12, 2007, we completed the first closing of our Private Placement of shares of common stock and warrants to purchase shares of common stock raising approximately $17.2 million of net proceeds. On April 6, 2007 we completed the final closing of our Private Placement raising an additional $11.4 million of net proceeds, bringing the total private placement net proceeds to $28.6 million.

Our continued research and development efforts have led us to certain advances within our taste technology platform, including our recent announcement concerning the identification of RP44, an all-natural sweetness enhancer, and we are beginning to understand how our technology platform plays a role in treating metabolic disorders such as diabetes and obesity.  However, since December 2007, we have not entered into any new funded corporate collaborations other than an expanded feasibility agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation, in the area of taste science research for pharmaceutical applications.  However, we are currently not pursuing our research program in this area. Redpoint was also unable to renew its one year research agreement with The Coca-Cola Company and our agreement with Givaudan ended on May 1, 2009.  Givaudan cited the fact that certain collaboration objectives had not been achieved during the collaboration as its reasoning for terminating the agreement.  Furthermore, we recognize the current difficult financing environment that has significantly impacted the biotechnology sector and required the Company to seek ways to conserve cash. Consequently, in February 2009, we announced a restructuring which reduced our workforce by approximately 33%.  In May 2009, we further reduced our workforce to bring our number of employees to 14, and we may need to make further reductions in our expenses. We are currently not pursuing our research program aimed at suppressing the bitterness of oral medicines. In addition, in November 2008, the Company retained Burrill & Company to advise us on strategic alternatives. We believe that our current capital resources should be sufficient to meet our operating and capital requirements at least through September 2010.

We expect that substantially all of our cash-inflows for the foreseeable future will come from future corporate collaborations, future license agreements and interest earned on marketable securities.  There can be no assurance that we will enter into any future corporate collaborations or future license agreements.  We are subject to those risks associated with any biotechnology company that has substantial expenditures for research and development. There can be no assurance that our research and development projects will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, we operate in an environment of rapid technological change and we are largely dependent on the services of our employees and consultants. The stock market in general has recently experienced large price and volume fluctuations and the market price of our common stock has experienced significant volatility.  For us to fund our operations and to commercially develop our products, additional equity and/or debt financing will be required. There is no assurance that such financing will be available to us as needed and as a result, we may need to pursue other strategic alternatives.

Summary of Contractual Obligations

The following table summarizes our obligations to make future payments under our current contractual obligations as of June 30, 2009:

	Payments Due by Period
	Total	2009	2010-2011	2012-2013	Thereafter
Operating leases	$6,712,000	$444,000	$1,673,000	$1,698,000	$2,897,000
Long-term debt	1,389,000	241,000	796,000	352,000	—
License payments	275,000	25,000	50,000	50,000	150,000
	$8,376,000	$710,000	$2,519,000	$2,100,000	$3,047,000

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amount of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our judgments and estimates, including those related to revenue recognition, long-lived assets, accrued liabilities, share-based payments and income taxes. We base our judgment and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.  A more detailed review of our critical accounting policies is contained in our Annual Report on Form-K filed with the Securities and Exchange Commission for the year ended December 31, 2008.  During the quarter ended June 30, 2009, there have been no material changes in our critical accounting policies.

ITEM 3.                                                     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our carrying values of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and debt are a reasonable approximation of their fair value. The estimated fair values of financial instruments have been determined by us using available market information and appropriate valuation methodologies.

We have not entered into and do not expect to enter into, financial instruments for trading or hedging purposes.  We do not currently anticipate entering into interest rate swaps and/or similar instruments.  We have no material currency exchange risk exposure as of June 30, 2009.  Our primary market risk exposure with regard to financial instruments is to changes in interest rates, which would impact interest income earned on such instruments. A one percent change (100 basis points) in interest rates on our investments would have impacted interest income by approximately $0.1 million for the three months ended June 30, 2009.

ITEM 4T.                                             CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2009. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2009, our disclosure controls and procedures were (1) effective in that they were designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, as appropriate, to allow timely decisions regarding required disclosures, and (2) effective in that they provide reasonable assurance that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.  OTHER INFORMATION

ITEM 1.                                                     LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 1A.                                            RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this Quarterly Report before deciding to invest in shares of our common stock. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer.  In such case, the market price of our common stock would likely decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related To Our Business and Our Industry

Redpoint is a development-stage company. We have incurred losses since inception and expect to incur additional net losses for at least the next several years.

Since our inception we have incurred significant losses and negative cash flows from operations. As of June 30, 2009, we had an accumulated deficit of $47.1 million, and anticipate incurring additional losses for the foreseeable future. We expect to spend significant resources over the next several years to enhance our technologies and to fund research and development of our pipeline of potential products. We have not generated significant revenues in any particular year since our inception. To date, substantially all of our revenue has been derived from corporate collaborations, license agreements, and government grants. In order to achieve profitability, we must develop products and technologies that can be commercialized by us or through future collaborations. Our ability to generate revenues and become profitable will depend on our ability, alone or with potential collaborators, to timely, efficiently and successfully complete the development of our product candidates, which may include conducting pre-clinical and clinical tests, obtaining necessary regulatory approvals, and manufacturing and marketing our product candidates. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we do achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

We will need substantial additional funding to develop our products and for our future operations. If we are unable to obtain the funds necessary to do so, we may be required to delay, scale back or eliminate our product development or may be unable to continue our business.

The development of our product candidates will require a commitment of substantial funds to conduct the costly and time-consuming research, which may include pre-clinical and clinical testing, necessary to obtain regulatory approvals and bring our products to market. We believe that our current capital resources should be sufficient to meet our operating and capital requirements at least through September 2010. Our future requirements will depend on many factors, including:

•                  the progress of our research and development programs, including our ability to discover and develop taste enhancers and aversive taste blockers;

•                  our ability, or our partners’ ability and willingness, to formulate these taste enhancers and aversive taste blockers into food, beverage and pharmaceutical products;

•                  our ability to discover and develop new diabetes or obesity therapeutic compounds;

•                  the cost of prosecuting, defending and enforcing patent claims and other intellectual property rights;

•                  the progress, scope and results of our pre-clinical and clinical testing of any future pharmaceutical products;

•                  the time and cost involved in obtaining regulatory approvals;

•                  the cost of manufacturing our product candidates;

•                  competing technological and market developments; and

•                  our ability to establish and maintain collaborative and other arrangements with third parties to assist in bringing our products to market and the cost of such arrangements.

There can be no assurance that we will not need additional capital sooner than currently anticipated.

We will need to raise substantial additional capital to fund our future operations. We cannot be certain that additional financing will be available on acceptable terms, or at all. In recent years, it has been difficult for companies to raise capital due to a variety of factors, which may or may not continue. To the extent we raise additional capital through the sale of equity securities, the ownership position of our existing stockholders could be substantially diluted. If additional funds are raised through the issuance of preferred stock or debt securities, these securities are likely to have rights, preferences and privileges senior to our common stock. Fluctuating interest rates could also increase the costs of any debt financing we may obtain.

Failure to successfully address ongoing liquidity requirements will have a material adverse effect on our business. If we are unable to obtain additional capital on acceptable terms when needed, we may be required to take actions that harm our business and our ability to achieve cash flow in the future, including possibly the surrender of our rights to some technologies or product opportunities, delaying our clinical trials or curtailing or ceasing operations.

We are an early stage company and currently have no products available for sale, license or use. Our product candidates require additional research, development, testing, expert reviews and/or regulatory approvals before marketing. We may be unable to develop, obtain regulatory approval or market any of our product candidates. If our product candidates are delayed or fail, our financial condition will be negatively affected, and we may have to curtail or cease our operations.

We are in the early stage of product development and we are dependent on new discoveries. We currently do not sell or license any products to third parties and do not expect to have any products commercially available for several years, if at all. You must evaluate us in light of the uncertainties and complexities affecting an early stage biotechnology company. Our product candidates require additional research and development, pre-clinical testing, clinical testing (for our pharmaceutical products) and regulatory review and/or approvals clearances before marketing. There are many reasons that our product candidates may fail or not advance to commercialization, including the possibility that:

•                  our product candidates may be ineffective, unsafe or associated with unacceptable side effects;

•                  our product candidates may fail to receive the necessary regulatory approvals or otherwise fail to meet applicable regulatory standards;

•                  experts may not agree that our food product candidates are generally recognized as safe;

•                  our product candidates may be too expensive to develop, manufacture or market;

•                  other parties may hold or acquire proprietary rights that could prevent us or our potential collaborators from developing or marketing our product candidates;

•                  physicians, patients, third-party payers or the medical community in general may not accept or use our contemplated pharmaceutical products;

•                  our potential collaborators may withdraw support for or otherwise impair the development and commercialization of our product candidates; or

•                  others may develop equivalent or superior products.

In addition, we may not succeed in developing taste enhancers and aversive taste blockers with the appropriate attributes required for use in successful commercial products. Successful taste enhancers and aversive taste blockers require, among other things, appropriate biological activity, including the correct taste enhancer and aversive taste blocker properties for the product application, an acceptable safety profile, including lack of toxicity or allergenicity, and appropriate physical or chemical properties, including relative levels of stability, volatility and resistance to heat. Successful taste enhancers and aversive taste blockers must also be cost-efficient. We may not be able to develop taste enhancers and aversive taste blockers that meet these criteria.

If our product candidates are delayed or we fail to successfully develop and commercialize our product candidates, our financial condition may be negatively affected, and we may have to curtail or cease our operations.

We may not successfully establish and maintain collaborative and licensing arrangements, which could adversely affect our ability to develop and commercialize our product candidates.

A key element of our food and beverage strategy is to commercialize our taste enhancers through product discovery and development collaborations with major ingredient suppliers and/or end users. Our pharmaceutical strategy depends on establishing collaborations and licensing agreements with major pharmaceutical, over-the-counter and generic companies. We may not be able to maintain or expand these licenses and collaborations or establish additional licensing and collaboration arrangements necessary to develop and commercialize our product candidates. For example, we were unable to renew our one year research agreement with The Coca-Cola Company and our agreement with Givaudan ended on May 1, 2009.  Even if we are able to maintain or establish licensing or collaboration arrangements, these arrangements may not be on favorable terms and may contain provisions that will restrict our ability to develop, test and market our product candidates. Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

We expect to rely at least in part on third party collaborators to perform a number of activities relating to the development and commercialization of our product candidates, including the manufacturing of product materials, the design and conduct of clinical trials for our pharmaceutical candidates, and potentially the obtaining of regulatory approvals and marketing and distribution of any successfully developed products. Our collaborative partners may also have or acquire rights to control aspects of our product development and clinical programs. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate. In addition, if any of these collaborative partners withdraw support for our programs or product candidates or otherwise impair their development, our business could be negatively affected. To the extent we undertake any of these activities internally, our expenses may increase.

In addition, our success depends on the performance of our collaborators of their responsibilities under these arrangements. Some potential collaborators may not perform their obligations in a timely fashion or in a manner satisfactory to us. Because such agreements may be exclusive, we may not be able to enter into a collaboration agreement with any other company covering the same product field during the applicable collaborative period. In addition, our collaborators’ competitors may not wish to do business with us at all due to our relationship with our collaborators. If we are unable to enter into additional product discovery and development collaborations or maintain our existing arrangements, our ability to sustain or expand our business will be significantly diminished.

If we or our collaborators are unable to obtain and maintain the GRAS determination or regulatory approval required before any taste enhancers or aversive taste blockers can be incorporated into products that are sold, we would be unable to commercialize our taste enhancers and aversive taste blockers and our business would be adversely affected.

In the United States, the development, sale and incorporation of our taste enhancers and aversive taste blockers into products are subject to regulation by the FDA, and in some instances, other government bodies. Obtaining and maintaining a GRAS determination or regulatory approval is typically costly and can take many years.

Depending on the amount or intended use of a particular taste enhancer or aversive taste blocker added to a product and the number of product categories in which the flavor or flavor enhancer will be incorporated, specific testing, safety assessment protocols, and regulatory processes must be satisfied before we or our collaborators can commercially market and sell products containing any taste enhancers and aversive taste blockers that we may discover. A key element of our strategy is to develop flavors and flavor enhancers that will be evaluated by the FEMA (Flavor and Extracts Manufacturers Association) GRAS Panel, which we expect will take 18 to 24 months and which is less expensive than the alternative of filing a food additive petition with the FDA, which can take eight years or more. The FEMA GRAS review process may take longer than 24 months and cost more than we currently anticipate if additional safety studies are requested by the FEMA GRAS Panel or are necessary to explain unexpected safety study findings. There is a risk that one or more of our product candidates may not qualify for a FEMA GRAS determination. This may occur for a variety of reasons, including the taste enhancer’s or aversive taste blocker’s intended use, the amount of the taste enhancer or aversive taste blocker intended to be added to packaged foods and beverages, the number of product categories in which the taste enhancers or aversive taste blockers will be incorporated, whether the taste enhancer imparts sweetness, the safety profile of the taste enhancers or aversive taste blockers and the FEMA GRAS Panel’s interpretation of the safety data. Even if we obtain a GRAS determination with respect to a taste enhancer or aversive taste blocker, the FDA has the ability to challenge such determination, which could materially adversely affect our ability to market products on schedule or at all. In the event that a particular taste enhancer or aversive taste blocker does not qualify for a FEMA GRAS determination, we may be required to pursue a lengthy FDA approval process to reach the U.S. market, or dedicate our development efforts to alternative compounds, which would further delay commercialization. In addition, laws, regulations or FDA practice governing the regulatory approval process, the availability of the GRAS determination process or the manufacture or labeling of such products, may change in a manner that could adversely affect our ability to commercialize products on schedule or at all.

Sales of our taste enhancers and aversive taste blockers outside of the United States will be subject to foreign regulatory requirements. In most cases, whether or not a GRAS determination or FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. A GRAS determination or FDA approval in the United States or in any other jurisdiction does not ensure approval in other jurisdictions because the requirements from jurisdiction to jurisdiction may vary widely. Obtaining foreign approvals could result in significant delays, difficulties and costs for us and require additional safety studies and additional expenses. If we fail to comply with these regulatory requirements or to obtain and maintain required approvals, our ability to generate revenue will be diminished.

We and our collaborators may not be successful in overcoming these regulatory hurdles, which could result in product launch delays, unanticipated expenses, termination of collaborations, and flavors and flavor enhancers not being approved for incorporation into consumer products. These consequences would have a material adverse effect on our business financial condition and results of operations.

Even if we or our collaborators receive a GRAS determination or regulatory approval and incorporate our taste enhancers or aversive taste blockers into products, those products may never be commercially successful.

Even if we discover and develop taste enhancers and aversive taste blockers that obtain the necessary GRAS determination or regulatory approval, our success depends to a significant degree upon the commercial success of packaged food and beverage products and pharmaceutical products incorporating those taste enhancers or aversive taste blockers. If these products fail to achieve or subsequently maintain market acceptance or commercial viability, our business would be significantly harmed because our royalty revenue is dependent upon consumer sales of these products. In addition we could be unable to maintain our existing collaborations or attract new product discovery and development collaborators. Many factors may affect the market acceptance and commercial success of any potential products incorporating taste enhancers or aversive taste blockers that we may discover, including:

•                  health concerns, whether actual or perceived, or unfavorable publicity regarding our taste enhancers and aversive taste blockers or those of our competitors;

•                  the timing of market entry as compared to competitive products;

•                  the rate of adoption of products by our collaborators and other companies in the flavor industry; and

•                  any product labeling that may be required by the FDA or other United States or foreign regulatory agencies for products incorporating our taste enhancers and aversive taste blockers.

We may experience delays in clinical trials and regulatory approval relating to our products that could adversely affect our financial results and our commercial prospects for our pharmaceutical product candidates.

Any uses of our taste modulators that we develop as drugs acting to modulate incretin secretion with potential utility as therapeutic agents for diabetes or obesity, will be subject to full FDA 505(b)(1) safety testing and clinical trials demonstrating therapeutic efficacy as required to develop an NDA. We will be required to conduct clinical trials to demonstrate safety and efficacy of our product candidates for each intended use. For product candidates that advance to clinical testing, we cannot be certain that we or a collaborator will successfully complete the clinical trials, and will obtain the results necessary to receive regulatory approvals for the drug. These processes are lengthy, expensive and can have uncertain outcomes.  Regulatory authorities may disagree with our interpretations of the clinical trial results.  There can be no assurance that clinical trials will be deemed by regulatory authorities as demonstrating that our product candidates are safe and effective to obtain approval for commercial distribution.

We do not know when clinical trials for our products will commence or whether we will complete any of our clinical trials on schedule or at all.  We may not be able to identify and successfully contract with an adequate number of clinical trial sites and clinical investigators.  We may not be able to find a sufficient number of study subjects or may experience delays in enrolling patients for our clinical trials.  Trial sites may not be able to meet the targets for recruiting study subjects, because of limited patient pools, or strict criteria for enrolling in the trial.

Additionally, the FDA, the IRB or we may suspend our clinical trials at any time if there is reason to believe that we are exposing the subjects participating in the trials to unacceptable health risks. The FDA or institutional review boards and/or institutional biosafety committees at the medical institutions and healthcare facilities where we seek to sponsor clinical trials may not permit a trial to proceed or may suspend any trial indefinitely if they find deficiencies in the conduct of the trials or patients develop an unacceptable number or severity of adverse events.

Product development costs to us and our potential collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. We expect to continue to rely on third party clinical investigators at medical institutions and healthcare facilities to conduct our clinical trials, and, as a result, we may face additional delaying factors outside our control. Significant delays may adversely affect our financial results and the commercial prospects for our product candidates and delay our ability to become profitable.

If our pharmaceutical product candidates, including any product candidates we may develop under our early stage diabetes program, do not successfully complete the clinical trial process, we will not be able to market them. Even successful clinical trials may not result in a marketable product and may not be entirely indicative of a product’s safety or efficacy.

Many factors, known and unknown, can adversely affect clinical trials and the ability to evaluate a product’s efficacy. During the course of treatment, patients can die or suffer other adverse events for reasons that may or may not be related to the proposed product being tested. Even if unrelated to our product, certain events can nevertheless adversely impact our clinical trials. As a result, our ability to ultimately develop and market the products and obtain revenues would suffer.

Even promising results in pre-clinical studies and initial clinical trials do not ensure successful results in later clinical trials, which test broader human use of our products. Many companies in our industry have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. Even successful clinical trials may not result in a marketable product or be indicative of the efficacy or safety of a product. Many factors or variables could affect the results of clinical trials and cause them to appear more promising than they may otherwise be. Product candidates that successfully complete clinical trials could ultimately be found to be unsafe or ineffective.

In addition, our ability to complete clinical trials depends on many factors, including obtaining adequate clinical supplies and having a sufficient rate of patient recruitment. For example, patient recruitment is a function of many factors, including:

•                  the size of the patient population;

•                  the proximity of patients to clinical sites;

•                  the eligibility criteria for the trial;

•                  the perceptions of investigators and patients regarding safety; and

•                  the availability of other treatment options.

Even if patients are successfully recruited, we cannot be sure that they will complete the treatment process. Delays in patient enrollment or treatment in clinical trials may result in increased costs, program delays or both.

With respect to markets in other countries, we or a partner will also be subject to regulatory requirements governing clinical trials in those countries. Even if we complete clinical trials, we may not be able to submit a marketing application. If we submit an application, the regulatory authorities may not review or approve it in a timely manner, if at all.

Because we cannot predict whether or when we will obtain regulatory approval to commercialize our pharmaceutical product candidates, we cannot predict the timing of any future revenue from these product candidates.

We cannot commercialize any of our pharmaceutical product candidates to generate revenue until the appropriate regulatory authorities have reviewed and approved the applications for our product candidates. We cannot assure you that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we or our potential collaborators develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States include all or many of the risks associated with the FDA approval process and potentially others as well. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy, or the policies of other relevant governmental or nongovernmental entities during the period of product development, pre-clinical and clinical trials and FDA regulatory review.

We will rely on third parties to manufacture taste enhancers, aversive taste blockers and pharmaceutical product candidates. There can be no guarantee that we can obtain sufficient and acceptable quantities of our taste enhancers or aversive taste blockers or pharmaceutical product candidates on acceptable terms, which may delay or impair our ability to develop, test and market such products.

Our business strategy relies on third parties to manufacture and produce our taste enhancers and aversive taste blockers and pharmaceutical product candidates in accordance with good manufacturing practices established by the FDA, or similar regulations in other countries. Our taste enhancers and aversive taste blockers and pharmaceutical product candidates may be in competition with other products for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority than our product candidates. These third parties also may not deliver sufficient quantities of our taste enhancers and aversive taste blockers and pharmaceutical product candidates, manufacture our taste enhancers and aversive taste blockers and pharmaceutical product candidates in accordance with specifications, or comply with applicable government regulations. Additionally, if the manufactured products fail to perform as specified, our business and reputation could be severely impacted.

We expect to enter into manufacturing agreements for the production of product materials. If any manufacturing agreement is terminated or any third party collaborator experiences a significant problem that could result in a delay or interruption in the supply of product materials to us, there are very few contract manufacturers who currently have the capability to produce our taste enhancers and aversive taste blockers and pharmaceutical product candidates on acceptable terms, or on a timely and cost-effective basis. There can be no assurance that manufacturers on whom we will depend will be able to successfully produce our taste enhancers and aversive taste blockers and pharmaceutical product candidates on acceptable terms, or on a timely or cost-effective basis. There can also be no assurance that manufacturers will be able to manufacture our products in accordance with our product specifications, or will meet FDA or other requirements. We must have sufficient and acceptable quantities of our product materials to conduct our clinical trials and to market our product candidates, if and when such products have been approved by the FDA for marketing. If we are unable to obtain sufficient and acceptable quantities of our product material, we may be required to delay the clinical testing and marketing of our products.

If we do not comply with applicable regulatory requirements in the manufacture and distribution of our product candidates, we may incur penalties that may inhibit our ability to commercialize our products and adversely affect our revenue.

Our failure or the failure of our potential collaborators or third party manufacturers to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our product candidates or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market. The occurrence of any of these events would negatively impact our business and results of operations.

If we are unable to create and maintain sales, marketing and distribution capabilities or enter into agreements with third parties to perform those functions, we will not be able to commercialize our product candidates.

We currently have no sales, marketing or distribution capabilities. Therefore, to commercialize our product candidates, if and when such products have been approved and are ready for marketing, we expect to collaborate with third parties to perform these functions. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our future products directly. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

Many potential competitors, including those who have greater resources and experience than we do, may develop products or technologies that make ours obsolete or noncompetitive.

We believe our taste technology approach is applicable to a wide range of food, beverage and pharmaceutical products representing many and diverse competitive companies and approaches. The life sciences and other technology industries are characterized by rapid technological change, and the area of sensory or taste research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological developments by others may result in our taste enhancers or aversive taste blockers and technologies becoming obsolete.

We face substantial competition from companies pursuing the commercialization of products and services relevant to taste using various methods for the discovery of taste enhancers and aversive taste blockers. These competitors include leading flavor companies, such as International Flavors & Fragrances Inc., Givaudan SA, Symrise and Firmenich. Senomyx is principally focused in the area of taste enhancement for food products and uses a high throughput screening technology and synthetic chemistry to discover novel flavor enhancers, which it licenses to end users in the food industry. Senomyx was initially focused on sweetness and savory flavor enhancers, but is now also developing programs to discover bitter blockers for food and pharmaceutical products. During the last 2 years, Senomyx has announced success at developing sweetener enhancers for both sucrose and sucralose, although these have not yet reached the marketplace. Nutrinova, a German ingredients company, is also developing a biotechnology approach to finding novel taste enhancers in collaboration with the German Biotechnology Research and Information Network. We currently compete and will continue to compete in the future with these companies in collaborating with and selling flavor products and technologies to manufacturers of packaged food and beverage products.

We also face substantial competition with respect or our diabetes program. Type 2 diabetes is a disease characterized by persistent hyperglycemia due to the body’s inability to produce enough or respond to insulin, a hormone regulating the absorption of sugar. Most treatments, outside of insulin replacement, focus on correcting high blood sugar by either stimulating the pancreas to produce more insulin, enhancing tissue sensitivity to insulin, or by inhibiting the production and release of glucose from the liver. There are many drugs currently available for treating diabetes and metabolic disease, either alone or in combination with other drugs. There are several classes of anti-diabetic treatments, either orally available or injectable, including insulin, GLP-1 receptor agonists, sulfonylureas, DPP-IV inhibitors, PPAR agonists, and biguanides. Many of these drugs exhibit not only limited efficacy, but are also associated with less than desired tolerability and significant mechanism-based side effects. Several new classes of anti-diabetic treatments have recently been developed, including incretin mimetics such as Exendin-4, a GLP-1 mimetic, which enhance glucose-dependent insulin secretion by the pancreatic beta-cell and slows gastric emptying, and DPP-IV inhibitors which work by preventing the inactivation of endogenous GLP-1. Additionally, new mechanisms such as GPR119 receptor agonists are being developed as glucose-dependent insulin and GLP-1 secretagogues expected to lower postprandial glucose and reduce weight gain.

If successful, our core diabetes program will face competition. The major competitors to TPRM5 modulators would likely include several new classes of anti-diabetic treatments, including the incretin mimetic Byetta® (marketed by Eli Lilly and Company and Amylin Pharmaceuticals), DPP-IV inhibitors (including Januvia™ marketed by Merck & Co., Inc.), and GPR119 receptor agonists, currently in development by Metabolex, Inc., OSI Pharmaceuticals, GlaxoSmithKline, and Arena Pharmaceuticals, Inc./Johnson & Johnson.

Many of these companies have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, established relationships with consumer products companies and production facilities.

We may in the future face competition from life sciences and other technology companies and other commercial enterprises. These entities engage as we do in biotechnology, biology or chemistry and could apply this technology to the discovery and development of taste enhancers and aversive taste blockers. We cannot guarantee that products developed as a result of our competitors’ existing or future collaborations will not compete with our taste enhancers and aversive taste blockers.

Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the sense of taste or secure patent protection that we may need for the development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

Our competitors, either alone or with their collaborative partners, may succeed in developing technologies or discovering taste enhancers and aversive taste blockers that are more effective, safer, more affordable or more easily commercialized than ours, and our competitors may obtain intellectual property protection or commercialize products sooner than we do. Developments by others may render our product candidates or our technologies obsolete. In addition, our current product discovery and development collaborators are not prohibited from entering into research and development collaboration agreements with third parties in any product field. Our failure to compete effectively would have a significant adverse effect on our business, financial condition and results of operations.

If we are unable to attract and retain key personnel and advisors, it may adversely affect our ability to obtain financing, pursue collaborations or develop our product candidates.

We are highly dependent on F. Raymond Salemme, Ph.D., our Chief Executive Officer and President, as well as Scott Horvitz, our Chief Financial Officer.

Our future success depends on our ability to attract, retain and motivate highly qualified management and scientific, development and commercial personnel and advisors. To pursue our business strategy, we will need to hire or otherwise engage qualified personnel and managers, including personnel with expertise in discovery, development, clinical trials, government regulation, manufacturing, marketing and sales. Competition for qualified personnel is intense among companies, academic institutions and other organizations. If we are unable to attract and retain key personnel and advisors, it may negatively affect our ability to successfully develop, test and commercialize our product candidates.

We use hazardous and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our products and processes will involve the controlled storage, use and disposal of certain hazardous and biological materials and waste products. We and our suppliers and other collaborators are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Even if we and these suppliers and collaborators comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of any insurance we may obtain and exceed our financial resources. We may not be able to maintain insurance on acceptable terms, or at all. We may incur significant costs to comply with current or future environmental laws and regulations.

We may be sued for product liability, which could adversely affect our business.

Because our business strategy involves the development and sale by either us or our collaborators of commercial products incorporating our taste enhancers or aversive taste blockers, we may be sued for product liability. We may be held liable if any product we develop and commercialize, or any product our collaborators commercialize that incorporates any of our taste enhancers or aversive taste blockers, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or consumer use. In addition, the safety studies we must perform and the FEMA GRAS determination we must obtain prior to incorporating our taste enhancers and aversive taste blockers into a commercial product, and the regulatory approvals required to commercialize our pharmaceutical products, will not protect us from any such liability.

If we and our collaborators commence sale of commercial products we will need to obtain product liability insurance, and this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our product discovery and development collaborators. We may be obligated to indemnify our product discovery and development collaborators for product liability or other losses they incur as a result of our taste enhancers and aversive taste blockers. Any indemnification we receive from such collaborators for product liability that does not arise from our taste enhancers or aversive taste blockers may not be sufficient to satisfy our liability to injured parties. If we are sued for any injury caused by our taste enhancers or aversive taste blockers or products incorporating our taste enhancers or aversive taste blockers or any other products we develop, our liability could exceed our total assets.

Risks Related To Intellectual Property

If our product candidates are not effectively protected by valid, issued patents or if we are not otherwise able to protect our proprietary information and technologies, it could harm our business.

The success of our operations will depend in part on our ability and that of our licensors to:

•                  obtain patent protection for our taste screening technology and our taste enhancers and aversive taste blockers both in the United States and in other countries with substantial markets;

•                  obtain patent protection for our diabetes and obesity therapeutic compounds;

•                  maintain patents once obtained;

•                  maintain trade secrets and operate without infringing upon the intellectual property rights of others; and

•                  obtain appropriate licenses upon reasonable terms to patents or proprietary rights held by others that are necessary or useful to us in commercializing our technology, both in the United States and in other countries with substantial markets.

In the event we are not adequately able to protect our intellectual property and proprietary information, our business will be materially harmed.

We may not have adequate protection for our unpatented proprietary information, which could adversely affect our competitive position.

In addition to patents, we will substantially rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. However, it is conceivable that others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. To protect our trade secrets, we may enter into confidentiality agreements with employees, consultants and potential collaborators. However, these agreements may not provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. Likewise, our trade secrets or know-how may become known through other means or be independently discovered by our competitors. Any of these events could hinder us from developing or commercializing our product candidates.

Our ability to compete in the ingredient, food and beverage market and the pharmaceutical market may decline if we do not adequately protect our proprietary technologies, including RP44.

Because of the substantial length of time and expense associated with the development of new products, we, along with the rest of the ingredient, food and beverage industry and pharmaceutical industry, place considerable importance on obtaining and maintaining patent protection for new technologies, products and processes. Our success depends in part on our ability to obtain and maintain intellectual property that protects our technologies, taste enhancers or aversive taste blockers and our pharmaceutical products. Patent positions may be highly uncertain and may involve complex legal and taste receptors, proteins, chemical synthesis techniques, compounds and methods for using them to modulate taste for which we seek patent protection. No consistent pattern regarding the allowability or scope of claims in many of our pending patent applications has emerged to date. As a result, we cannot predict the breadth of claims that will ultimately be allowed in our patent applications, if any, including those we have in-licensed or the extent to which we may enforce these claims against our competitors. The degree of future protection for our proprietary rights is therefore highly uncertain and we cannot assure you that:

•                  we, or our licensors, were the first to file patent applications or to invent the subject matter claimed in patent applications relating to the technologies upon which we rely;

•                  others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•                  others did not publicly disclose our claimed technology before we conceived the subject matter included in any of our patent applications;

•                  any of our patent applications will result in issued patents;

•                  any of our patent applications will not result in interferences or disputes with third parties regarding priority of invention;

•                  any patents that may be issued to us, our collaborators or our licensors will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•                  we will develop additional proprietary technologies that are patentable;

•                  the patents of others will not have an adverse effect on our ability to do business; or

•                  new proprietary technologies from third parties, including existing licensors, will be available for licensing to us on reasonable commercial terms, if at all.

In addition, the legal standard for patents outside the United States vary greatly and in many countries intellectual property laws are undergoing review and revision. The laws of some countries do not protect intellectual property rights to the same extent as domestic laws. It may be necessary or useful for us to participate in opposition proceedings to determine the validity of our competitors’ patents or to defend the validity of any of our or our licensor’s future patents, which could result in substantial costs and would divert our efforts and attention from other aspects of our business.

Technologies licensed to us by others, or in-licensed technologies, are important to our business. In particular, we depend on certain technologies relating to taste biology licensed from the Mount Sinai School of Medicine. In addition, we may in the future acquire rights to additional technologies by licensing such rights from existing licensors or from third parties. Such in-licenses may be costly. Also, we do not always control the patent prosecution, maintenance or enforcement of in-licensed technologies. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we do over our internally developed technologies. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a significant adverse effect on our business, financial condition and results of operations.

Many of the patent applications we and our licensors have filed have not yet been substantively examined and may not result in patents being issued.

Many of the patent applications filed by us and our licensors were filed recently with the United States Patent and Trademark Office and most have not been substantively examined and may not result in patents being issued. It is difficult to predict whether any of our or our licensors’ applications will ultimately be found to be patentable or, if so, to predict the scope of any allowed claims. In addition, the disclosure in our or our licensors’ patent applications, particularly in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, it is difficult to predict whether any of our or our licensors’ applications will be allowed, or, if so, to predict the scope of any allowed claims or the enforceability of the patents. Even if enforceable, others may be able to design around any patents or develop similar technologies that are not within the scope of such patents. Our and our licensors’ patent applications may not issue as patents that will provide us with any protection or competitive advantage.

Disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and extremely costly and could delay our research and development efforts.

Our commercial success, if any, will be significantly harmed if we infringe the patent rights of third parties or if we breach any license or other agreements that we have entered into with regard to our technology or business.

We are aware of other companies and academic institutions that have been performing research in the areas of taste modulation and taste enhancers and aversive taste blockers. In particular, other companies and academic institutions have announced that they have conducted taste-receptor research and have published data on taste receptor sequence information and taste receptors or filed patent applications or obtained patent protection on taste modulation or taste receptors and their uses. To the extent any of these companies or academic institutions currently have, or obtain in the future, broad patent claims, such patents could block our ability to use various aspects of our discovery and development process and might prevent us from developing or commercializing newly discovered taste enhancers and aversive taste blockers or otherwise conducting our business. In addition, it is possible that some of the taste enhancers or aversive taste blockers that are discovered using our technology may not be patentable or may be covered by intellectual property of third parties.  Additionally, we may be subject to disputes with our collaborative partners relating to the scope of our research, our related agreements and the resulting rights or ownership of any discoveries.

With respect to third-party patent rights in the area of the TRPm5 receptor specifically, we are aware of pending U.S. and foreign patent applications by competitors and others that have claims directed to the TRPm5 receptor and/or methods of using the TRPm5 receptor to identify novel taste modulating compounds. Although these patent applications are currently undergoing examination by the U.S. Patent and Trademark Office, and it is possible that they will not be granted or will not be granted with the current claims, it is also possible that patents will be granted on these applications with claims that are relevant to our current or future commercialization plans. To the extent we determine that we need a license to these or other patents relating to the TRPm5 receptor and are unable to obtain such licenses on commercially reasonable terms or at all, we may be restricted in our ability to commercialize our own TRPm5 technologies.

We are not currently a party to any litigation, interference, opposition, protest, reexamination or any other potentially adverse governmental, ex parte or inter-party proceeding with regard to our patent or trademark positions. However, the life sciences and other technology industries are characterized by extensive litigation regarding patents and other intellectual property rights. Many life sciences and other technology companies have employed intellectual property litigation as a way to gain a competitive advantage. If we become involved in litigation, interference proceedings, oppositions, reexaminations, protests or other potentially adverse intellectual property proceedings as a result, for example, of alleged infringement by us of the rights of others or as a result of priority of invention disputes with third parties, we might have to spend significant amounts of money, time and effort defending our position and we may not be successful. In addition, any claims relating to the infringement of third-party proprietary rights or proprietary determinations, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, diversion of management’s attention and resources, or require us to enter into royalty or license agreements that are not advantageous to us.

Should any person have filed patent applications or obtained patents in the United States that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by U.S. Patent and Trademark Office to determine priority of invention and, thus, the right to a patent for these inventions in the United States. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference action may result in loss of claims based on patentability grounds raised in the interference action. Litigation, interference proceedings or other proceedings could divert management’s time and efforts. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruption in our business. Uncertainties resulting from initiation and continuation of any patent proceeding or related litigation could harm our ability to compete and could have a significant adverse effect on our business, financial condition and results of operations.

An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions, could undercut or invalidate our intellectual property position. An adverse ruling could also subject us to significant liability for damages, including possible treble damages, prevent us from using technologies or developing products, or require us to negotiate licenses to disputed rights from third parties. Although patent and intellectual property disputes in the technology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include license fees and ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all. Failure to obtain a license in such a case could have a significant adverse effect on our business, financial condition and results of operations.

Risks Related to Our Fluctuating Operating Results, Possible Acquisitions and Management of Growth

We expect that our results of operations will fluctuate from period to period, and this fluctuation could cause our stock price to decline, causing investor losses.

Our operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors, many of which we have little or no control over. We operate in a highly dynamic industry and future results could be subject to significant fluctuations. These fluctuations could cause us to fail to meet or exceed financial expectations of securities analysts or investors, which could cause our stock price to decline rapidly and significantly. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of our operating results are not necessarily a good indication of our future performance. Some of the factors that could cause our operating results to fluctuate include:

•                  our ability to discover and develop taste enhancers and aversive taste blockers;

•                  our ability to discover and develop new diabetes or obesity therapeutic compounds;

•                  our ability or the ability of our product discovery and development collaborators to incorporate our taste enhancers and aversive taste blockers into packaged food and beverage products and pharmaceutical products;

•                  our receipt of milestone payments in any particular period;

•                  the ability and willingness of collaborators to commercialize products incorporating our taste enhancers and aversive taste blockers on expected timelines, or at all;

•                  our ability to enter into product discovery and development collaborations and technology collaborations, or to extend the terms of any existing collaboration agreements, and our payment obligations, expected revenue and other terms of any other agreements of this type;

•                  our ability, or our collaborators’ ability, to successfully satisfy all pertinent regulatory requirements;

•                  the demand for our future products and our collaborators’ products containing our taste enhancers or aversive taste blockers; and

•                  general and industry specific economic conditions, which may affect our collaborators’ research and development expenditures.

If we acquire products, technologies or other businesses, we will incur a variety of costs, may have integration difficulties and may experience numerous other risks that could adversely affect our business.

To remain competitive, we may decide to acquire additional businesses, products and technologies. We currently have no commitments or agreements with respect to, and are not actively seeking, any material acquisitions. We have limited experience in identifying acquisition targets, successfully acquiring them and integrating them into our current infrastructure. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. In addition, future acquisitions could require significant capital infusions and could involve many risks, including, but not limited to, the following:

•                  we may have to issue convertible debt or equity securities to complete an acquisition, which would dilute our stockholders and could adversely affect the market price of our common stock;

•                  an acquisition may negatively impact our results of operations because it may require us to incur large one-time charges to earnings, amortize or write down amounts related to goodwill and other intangible assets, or incur or assume substantial debt or liabilities, or it may cause adverse tax consequences, substantial depreciation or deferred compensation charges;

•                  we may encounter difficulties in assimilating and integrating the business, technologies, products, personnel or operations of companies that we acquire;

•                  certain acquisitions may disrupt our relationship with existing collaborators who are competitive to the acquired business;

•                  acquisitions may require significant capital infusions and the acquired businesses, products or technologies may not generate sufficient revenue to offset acquisition costs;

•                  an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•                  acquisitions may involve the entry into a geographic or business market in which we have little or no prior experience; and

•                  key personnel of an acquired company may decide not to work for us.

Any of the foregoing risks could have a significant adverse effect on our business, financial condition and results of operations.

To the extent we enter markets outside of the United States, our business will be subject to political, economic, legal and social risks in those markets, which could adversely affect our business.

There are significant regulatory and legal barriers in markets outside the United States that we must overcome to the extent we enter or attempt to enter markets in countries other than the United States. We will be subject to the burden of complying with a wide variety of national and local laws, including multiple and possibly overlapping and conflicting laws. We also may experience difficulties adapting to new cultures, business customs and legal systems. Any sales and operations outside the United States would be subject to political, economic and social uncertainties including, among others:

•                  changes and limits in import and export controls;

•                  increases in custom duties and tariffs;

•                  changes in currency exchange rates;

•                  economic and political instability;

•                  changes in government regulations and laws;

•                  absence in some jurisdictions of effective laws to protect our intellectual property rights; and

•                  currency transfer and other restrictions and regulations that may limit our ability to sell certain products or repatriate profits to the United States.

Any changes related to these and other factors could adversely affect our business to the extent we enter markets outside the United States.

We may encounter difficulties managing our growth, which could adversely affect our business.

Our strategy includes entering into and working on simultaneous taste enhancer and aversive taste blocker discovery and development programs across multiple markets that include both the food and beverage industry and the pharmaceutical industry. We expect to continue to grow to meet our strategic objectives. If our growth continues, it will continue to place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our research, development and commercialization goals. If we fail to improve our operational, financial and management information systems, or fail to effectively monitor or manage our new and future employees or our growth, our business would suffer significantly. In addition, no assurance can be made that we will be able to secure adequate facilities to house our staff, conduct our research or achieve our business objectives.

An economic downturn and adverse economic conditions may harm our business.

The recent economic downturn and adverse conditions in the national and global markets may negatively affect our operations in the future. Our revenues are contingent upon the expenditures of the pharmaceutical, biotech, and food and beverage industries, and as these industries continue to cut costs in response to the economic downturn, our revenues will be similarly decreased. Furthermore, while our revenues may decrease, our costs may remain fixed, resulting in decreased earnings.

Risks Related to our Common Stock; Liquidity Risks

The sale of a significant number of our shares of common stock in the public market could depress the market price of common stock.

The sale of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As additional shares of common stock have become available for resale in the public market pursuant to the registration statement, the market supply of shares of common stock has increased, which could decrease its market price. The number of shares that may be sold into the marketplace pursuant to the registration statement is significant. We believe that such sales may severely depress the market price of our common stock. In addition, some or all of the shares of common stock may be offered from time to time in the open market pursuant to Rule 144 (or pursuant to an additional registration statement, if one is effective), and these sales may also have a depressive effect on the market for the shares of common stock. In general, a person who is deemed to be an affiliate who has held shares for a period of six months may, upon filing of a notification on Form 144 with the SEC, sell into the market common stock in an amount up to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks before such sale. Such sales may be repeated once each three months. A non-affiliate holding restricted shares may sell such shares without restrictions after they have been held six months, subject only to the current public information requirement. After an additional six months have lapsed, a non-affiliate may sell such shares without any restrictions.

The price of our common stock is expected to continue to be volatile.

The market price of our common stock, and the market prices for securities of biotechnology companies in general, have been, and are expected to be, highly volatile. The following factors, in addition to other risk factors described in this Quarterly Report on Form 10-Q, and the potentially low volume of trades in our common stock, may have a significant impact on the market price of our common stock, some of which are beyond our control:

•                  announcements of technological innovations and discoveries by the Company or its competitors;

•                  developments concerning any research and development, clinical trials, manufacturing, and marketing collaborations;

•                  new products or services that the Company or its competitors offer;

•                  actual or anticipated variations in operating results;

•                  the initiation, conduct and/or outcome of intellectual property and/or litigation matters;

•                  changes in financial estimates by securities analysts;

•                  conditions or trends in bio-pharmaceutical or other healthcare industries;

•                  regulatory developments in the United States and other countries;

•                  changes in the economic performance and/or market valuations of other biotechnology and flavor companies;

•                  the Company’s announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  additions or departures of key personnel;

•                  global unrest, terrorist activities, and economic and other external factors; and

•                  sales or other transactions involving common stock.

The stock market in general has recently experienced relatively large price and volume fluctuations. In particular, market prices of securities of biotechnology companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Investors should also be aware that price volatility may be worse if the trading volume of our common stock is low.

We do not expect to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings to finance the growth and development of our business; therefore, we do not expect to pay any cash dividends in the foreseeable future. Any future dividends will depend on our earnings, if any, and our financial requirements.

Because Redpoint became a public company as a result of the Reverse Merger and Reincorporation Merger and not through a traditional underwritten initial public offering of securities, the Company may not attract the attention of major brokerage firms. Additionally, as a public company, we incur substantial expenses.

As a result of the Reverse Merger and Reincorporation Merger, Redpoint became a publicly-traded company and, accordingly, will be subject to the information and reporting requirements of the United States securities laws. The costs to public companies of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders have caused the Company’s expenses to be higher than they would be if it were a privately-held company. In addition, the Company incurred substantial expenses in connection with the preparation of the registration statement and related documents with respect to the registration of the common stock issued in the Private Placement and the Reverse Merger. Security analysts of major brokerage firms may not provide coverage of the Company. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of the Company in the future.

We have discretion on how we use any proceeds we receive from the exercise of warrants and options.

Our management has broad discretion on how to use and spend any proceeds we receive as a result of our security holders exercising their warrants and options. Our stockholders may not agree with our decision on how to use such proceeds. If we fail to spend the proceeds effectively, our business and financial condition could be harmed and we may need to seek additional financing sooner than expected.

It is not anticipated that there will be an active public market for shares of our common stock in the near term and stockholders may have to hold their shares of common stock for an indefinite period of time. Stockholders may be unable to resell a large number of their shares of common stock within a short time frame or at or above their purchase price.

To have purchased shares of our common stock and warrants to purchase common stock in the Private Placement, an investor must have represented that it was acquiring such shares and warrants for investment and not with a view to distribution or resale, that the investor understood that neither the common stock nor the warrants are readily transferable and, in any event, that it must bear the economic risk of an investment in the common stock for an indefinite period of time.

If we do not comply with registration rights granted to certain holders of our restricted securities, we may be required to pay damages to such holders.

We filed a “resale” registration statement with the SEC covering all shares of common stock issued in connection with the Private Placement, including shares of common stock into which any warrants are exercisable, within 60 days after the final closing of the Private Placement. Such registration statement has been declared effective by the SEC. We will use our best efforts to have such

“resale” registration statement maintain its effectiveness until such time as all securities registered under the registration statement have been sold or are otherwise able to be sold under Rule 144 of the Securities Act without regard to volume limitations, whichever is earlier. We cannot assure you that we will be able to obtain or maintain such effective registration statement.

Our common stock may be considered “a penny stock” and may be difficult to sell.

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market or exercise price of less than $5 per share, subject to specific exemptions. Initially, the market price of our common stock is likely to be less than $5 per share and therefore may be designated a “penny stock” under SEC rules. This designation requires any broker or dealer selling our common stock to disclose certain information about the transaction, obtain a written agreement from the investor and determine that the investment in our common stock by the investor is a reasonably suitable investment for such investor. These rules may restrict the ability of brokers or dealers to sell our common stock and, as a result, may affect the ability of investors to sell their shares. In addition, unless and until our common stock is listed for trading on the American Stock Exchange or NASDAQ Capital Market or similar market, investors may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price. Resale restrictions on transferring “penny stocks” are sometimes imposed by some states, which may make transactions in our stock more difficult and may reduce the value of your investment.

Substantial future issuances of our common stock could depress our stock price.

The market price for our common stock could decline, perhaps significantly, as a result of issuances of a large number of shares of our common stock in the public market or even the perception that such issuances could occur. Under our Registration Rights Agreement, certain holders of our outstanding shares of our common stock and other securities have demand and Form S-3 registration rights. Sales of a substantial number of these shares of common stock, or the perception that holders of a large number of shares intend to sell their shares, could depress the market price of our common stock. The existence of such registration rights could also make it more difficult for us to raise funds through future offerings of our equity securities.

Our stockholders may experience additional dilution upon the exercise of warrants or options.

As of the final closing of the Private Placement, we issued warrants to investors to acquire approximately 10.2 million shares of common stock and warrants to the placement agents to acquire approximately 3.6 million shares of common stock in the Private Placement. In addition, as of June 30, 2009, there were 16.9 million shares of common stock underlying options that have been or may be granted pursuant to the Redpoint Bio Corporation 2007 Omnibus Equity Compensation Plan. If these warrants are exercised or converted, or if the options are exercised, you may experience dilution in the net tangible book value of our common stock.

Directors and officers of the Company have a high concentration of our common stock ownership.

Based on the aggregate number of shares of our common stock that are outstanding as of June 30, 2009, our officers and directors beneficially own approximately 11.34% of our outstanding common stock. Such a high level of ownership by such persons may have a significant effect in delaying, deferring or preventing any potential change in control of the Company. Additionally, as a result of their high level of ownership, our officers and directors might be able to strongly influence the actions of the Company’s board of directors, and the outcome of actions brought to our stockholders for approval. Such a high level of ownership may adversely affect the voting and other rights of our stockholders.

ITEM 2.                                                     UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.                                                     DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.                                                     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Our annual meeting of stockholders, or the Annual Meeting, was held on June 4, 2009. There were present at the Annual Meeting in person or by proxy stockholders holding an aggregate of 50,656,374 shares of our common stock out of a total number of 79,495,870 shares of common stock issued and outstanding and entitled to vote at the meeting.

The matters that were voted on at the Annual Meeting were:

(A)       To elect seven directors, each of whom shall serve for a term of one year.

Dr. Raymond Salemme
Dr. Joseph Mollica
Dr. Allen Bloom
Mr. Robert Chefitz
Dr. Leif Kjaergaard
Dr. Irwin Scher and
Mr. Richard P. Shanley

(B)        To ratify the appointment of KPMG LLP as Redpoint’s independent registered public accounting firm to audit Redpoint’s financial statements for the fiscal year ending December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009.

The results of the votes of the Annual Meeting were as follows:

	Number of Shares of Common Stock
Proposal	For	Withheld
Election of the following nominees as Directors:
Dr. Raymond Salemme	41,733,388	8,922,986
Dr. Joseph Mollica	42,436,870	8,219,504
Dr. Allen Bloom	42,742,890	7,913,484
Mr. Robert Chefitz	42,687,250	7,969,124
Dr. Leif Kjaergaard	42,742,890	7,913,484
Dr. Irwin Scher	42,742,890	7,913,484
Mr. Richard P. Shanley	42,742,890	7,913,484

	Number of Shares of Common Stock
Proposal	For	Against	Abstain	Broker Non-Votes
To ratify the appointment of KPMG LLP as Redpoint’s independent registered public accounting firm to audit Redpoint’s financial statements for the fiscal year ending December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009.	45,051,675	5,450,269	154,430	0

Accordingly, our stockholders elected Dr. Raymond Salemme, Dr. Joseph Mollica, Dr. Allen Bloom, Mr. Robert Chefitz, Dr. Leif Kjaergaard, Dr. Irwin Scher and Mr. Richard P. Shanley to serve as Directors until our 2010 annual meeting of stockholders and until their respective successors have been duly elected and qualified.

Our stockholders also approved and ratified the selection by the audit committee of our board of directors of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2009.

ITEM 6.     EXHIBITS

Exhibit No.

31.1	Certification of principal executive officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2	Certification of principal accounting and financial officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1	Certification of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

32.2	Certification of principal accounting and financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDPOINT BIO CORPORATION

August 13, 2009	By:	/s/ F. Raymond Salemme
F. Raymond Salemme
President and Chief Executive Officer
(Principal Executive Officer)

August 13, 2009	By:	/s/ Scott M. Horvitz
Scott M. Horvitz
Chief Financial Officer, Treasurer and Secretary
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.

31.1	Certification of principal executive officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2	Certification of principal accounting and financial officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1	Certification of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

32.2	Certification of principal accounting and financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

EXHIBIT 31.1

CERTIFICATION

I, F. Raymond Salemme, certify that:

1.        I have reviewed this Quarterly Report on Form 10-Q of Redpoint Bio Corporation;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.        The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)                      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)                     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                        The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)                      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: August 13, 2009	/s/ F. Raymond Salemme
F. Raymond Salemme
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Scott M. Horvitz, certify that:

1.        I have reviewed this Quarterly Report on Form 10-Q of Redpoint Bio Corporation;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.        The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)                      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)                     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                        The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)                      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: August 13, 2009	/s/ Scott M. Horvitz
Scott M. Horvitz
Chief Financial and Operating Officer and Treasurer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-Q of Redpoint Bio Corporation (the “Company”) for the period ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, F. Raymond Salemme, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 13, 2009	/s/ F. Raymond Salemme
F. Raymond Salemme
President and Chief Executive Officer
(Principal Executive Officer)

*                           A signed original of this written statement required by Section 906 has been provided to Redpoint Bio Corporation and will be retained by Redpoint Bio Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-Q of Redpoint Bio Corporation (the “Company”) for the period ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Scott M. Horvitz, Chief Financial and Operating Officer and Treasurer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 13, 2009	/s/ Scott M. Horvitz
Scott M Horvitz
Chief Financial and Operating Officer and Treasurer
(Principal Financial and Accounting Officer)

*                           A signed original of this written statement required by Section 906 has been provided to Redpoint Bio Corporation and will be retained by Redpoint Bio Corporation and furnished to the Securities and Exchange Commission or its staff upon request.